SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2
                           Certificate of Notification

         Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) or U-47 or U-52, adopted under the Public Utility Holding Company Act of 1935, as amended.

Certificate is filed by:

Seneca Resources Corporation, a subsidiary of National Fuel Gas Company, a registered holding company

         This certificate constitutes notice that the above named company has issued, renewed or guaranteed the securities or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

 1. Type of securities or instruments: Guaranty of a Revolving Term Credit Facility entered into by National Fuel Exploration Corp., a subsidiary of Seneca Resources Corporation

 2.      Issue, renewal or guaranty: Guaranty

 3.      Principal  amount  of  each  security:   The  guaranty  is  limited  to
         $27,500,000.

 4.      Rate of interest per annum of each security: Not Applicable ("N/A")

 5.      Date of issue, renewal or guaranty of each security: December 20, 2000

 6.      If renewal of security, give date of original issue: N/A

 7. Date of maturity of each security: The guaranty terminates on December 31, 2002

 8. Name of the person to whom each security was issued, renewed or guaranteed: HSBC Bank Canada

 9.      Collateral given with each security, if any: None

10. Consideration received for each security: The consideration for the guaranty was the establishment of the Revolving Credit Facility with National Fuel Exploration Corp.

11. Application of proceeds of each security: National Fuel Exploration Corp. will use the Revolving Credit Facility for general business purposes

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

         a.   the provisions contained in the first sentence of Section 6(b):

         b.   the provisions contained in the fourth sentence of Section 6(b):

         c. the provisions contained in any rule of the Commission other than Rule U-48: X

13.      If the  security  or  securities  were exempt  from the  provisions  of
         Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding: N/A

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: N/A

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rules 45(b)(7) and 52.

SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Form to be signed on its behalf by the undersigned thereunto duly authorized.


SENECA RESOURCES CORPORATION

By   /s/ W. M. Petmecky
   -------------------------------------
         W. M. Petmecky
         Senior Vice President/Secretary

Date:    December 28, 2000